Exhibit (a)(5)(A)

E-Mail to all employees:

Earlier this year, the Financial Accounting Standard Board (FASB) announced changes to its rules requiring companies to expense the equity benefits offered to their employees.

In response to these changes, the Board has decided to reduce this expense by accelerating all unvested options with a per share exercise price of $45.00 and above, effective December 19, 2005.

For some optionees, the acceleration is subject to your consent, and you will be notified by Stock Administration for this consent. For most optionees, there is no action required by you and the acceleration will occur automatically as there is no negative impact to you.

Stock Administration is currently working on this process, and expects to have all options accelerated by December 30, 2005.

At this time, Management would also like to announce that the Board has approved an Option Exchange Program to be implemented in the first quarter of 2006. We expect to commence the program in early January 2006 with the filing with the Securities and Exchange Commission (the “SEC”) of a Schedule TO and related offer materials that will describe the terms and purpose of the Option Exchange Program and other important information. The Option Exchange Program will be subject to certain conditions, and we may delay its commencement, extend its duration, amend its terms, terminate it entirely or make other changes.

Details about the Option Exchange Program will be disclosed in the Schedule TO and related offer materials that we file with the SEC in connection with the commencement of the program. We advise that you read the Schedule TO and the other filed documents because they will contain important information about the program. After filing, you can obtain the Schedule TO and the other filed documents free of charge on the SEC’s website and from the Company by contacting OptionExchange@i2.com.

The information contained in this communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any such offer or solicitation in any state where such offer or solicitation is not permitted.